UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), through its undersigned Investor Relations Officer, in response to the Official Letter No. 227/2015/CVM/SEP/GEA-1 received on July 6, 2015 (Attachment), according to the news published on July 4, 2015 in the newspaper  “O Globo” and as complement to the “Notices to the Market” disclosed on June 5 and 19, 2015, informs its shareholders and the market in general that it continues evaluating business opportunities aligned  with its growth strategy, in particular those of greater relevance, which may add value to its shareholders, as the one mentioned in the news article.

In accordance with the applicable legislation, notably the CVM Instruction No. 358/2002, any relevant facts relating to the activities or operations of Bradesco will be duly informed to the market.

Cidade de Deus, Osasco, SP, July 7, 2015.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should   you  have  any  questions  or   require  further  information,  please  contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

A T T A C H M E N T

Official Letter No. 227/2015/CVM/SEP/GEA-1

                                                                                                 Rio de Janeiro, June 6, 2015

To Mr.

Luiz Carlos Angelotti

Investor Relations Officer of

BANCO BRADESCO S.A.

Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara

Osasco – SP

CEP: 06029-900

Fax: (11) 3684-4630 /Telephone: (11) 3681-4011

E-mail: 4000.diretoria@bradesco.com.br

c/c: gre@bvmf.com.br

SUBJECT:      Request for Clarifications on news article

Mr. Officer,

1.                                          In reference to news article published on July 04, 2015, in the newspaper O GLOBO, under the headline “Three banks are in the running for HSBC”, whose content is transcribed below:

“The three banks interested in acquiring the operation of HSBC Brasil will deliver on Monday proposals to Goldman Sachs, which is coordinating the company’s sale. Itaú Unibanco, Bradesco and Banco Santander are in the running. At this stage of the process, the three banks will make a "binding proposal", by setting values and firm conditions for the acquisition

Last month, the British headquarter of HSBC announced the decision to close retail operations in Brazil and Turkey. The expectation is that HSBC keeps in the country only operations to serve large companies.

Since June 9, the competitors have already had access to numbers and more detailed data of HSBC's business. Before, the three banks had made financial deals without performing the due diligence, qualifying themselves to move in the process.

Bradesco would have offered the highest value, according to a source close to the process, with a bid around US$3.4 billion (R$10.5 billion). Analysts evaluated the Brazilian operation of HSBC between US$3.2 billion (R$9.9 billion) and US$4.6 billion (R$14.26 billion).

The buyer of the HSBC Brasil will buy at auction a network of 840 agencies, with 21 thousand employees, of which more than 6 thousand work in the administrative center of the Bank, in Curitiba. The concern with the fate of these workers has led parliamentarians and political leaders of Paraná to a pilgrimage of meetings this week in search of guarantees for the preservation of jobs.”

A T T A C H M E N T

2.                                          In this regard, we ask your manifestation about the veracity of the statements published in the news article and, if confirmed, to clarify the reasons why the Company has understood that it is not considered a Material Fact pursuant to CVM Instruction No. 358/2002.

3.                                          Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.                                          We emphasize that, in accordance with article 3 of CVM Instruction No. 358/02, it is incumbent on the Investor Relations Officer to disclose and communicate CVM and, if appropriate, the stock exchange and over-the-counter market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its businesses, as well as to ensure its wide and immediate dissemination at the same time in all the markets where such securities are admitted to trading.

5.                                          We still remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, of inquiring the managers and controlling shareholders of the Company, in order to ascertain whether these would have knowledge of information that should be disclosed to the market.

6.                                          Finally, we clarify that the CVM understands that, in the event of information leakage or if the papers issued by the company move atypically, the material fact must be immediately released, even if the information relates to operations under negotiation (not completed), initial agreements, feasibility studies or even the mere intention of conducting of business (OFFICIAL LETER/CVM/SEP/ Nº 02/2015).

7.                                          We bring to your mind that, for proper legal purposes, the non-compliance with the information request, within 1 business day shall subject the Company, based on item II, of article 9, of Law No 6,385/1976, and article 7, combined with article 9, of CVM Instruction No. 452/2007, to application of coercive fine, in the amount of R$1,000.00 (one thousand reais).

Sincerely,

Nilza Maria Silva de Oliveira
Company Monitoring Manager 1

CJP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.